PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Parent of PJT Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PJT Partners LP as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2019

We have served as the Partnership's auditor since 2015.

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	48,075,986
Accounts receivable		37,236,767
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $114,302		260,155
Due from affiliates		30,707
Deferred tax asset		61,051
Intangible assets, net of accumulated amortization of $1,400,000		39,200,000
Goodwill		103,745,395
Other assets		2,984,071
TOTAL ASSETS	$	231,594,132
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	2,767,077
Taxes payable		1,375,372
Other liabilities		7,653,881
Due to affiliates		25,693,643
TOTAL LIABILITIES		37,489,973
PARTNERS' CAPITAL		194,104,159
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	231,594,132

See notes to statement of financial condition.

PJT PARTNERS LP

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a municipal advisor, the Partnership is also subject to certain regulations of the Municipal Securities Rulemaking Board.

The Partnership provides a broad range of investment banking and financial advisory services, which includes providing financial advice regarding acquisitions, mergers, joint ventures, minority investments, asset swaps, divestitures, takeover defenses, corporate finance advisory, shareholder advisory, distressed sales, recapitalizations and restructurings, and other corporate transactions.

The Partnership is owned by PJT Management LLC, as the general partner and PJT Capital LP as the limited partner (collectively the "Parent"). The Parent is wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

On October 1, 2018, PJTPH completed the acquisition of CamberView Partners Holdings, LLC ("CamberView"). CamberView is a leading advisory firm providing independent advice to assist public company boards of directors and management teams in building strong and successful relationships with investors.

Subsequently, PJTPH transferred the following assets and liabilities relating to its acquisition of CamberView to the Partnership as of October 1, 2018:

Assets		
Cash and cash equivalents	$	6,269,308
Accounts receivable		2,566,023
Furniture, equipment and leasehold improvements		282,917
Identifiable intangible assets		40,600,000
Goodwill		103,745,395
Other assets		553,190
Total assets		154,016,833
Liabilities		
Accounts payable and accrued expenses		6,370,233
Taxes payable		54,456
Other liabilities		6,988,399
Total liabilities		13,413,088
Net Assets	$	140,603,745

The Partnership has accounted for this transfer as a transaction under common control and the assets and liabilities transferred have been recognized by the Partnership as of October 1, 2018.

PJTPH's allocation of the purchase price, and accordingly, the amount of goodwill and intangible assets transferred to the Partnership, is based upon preliminary estimates and assumptions. Additionally, the allocations may be subject to revision when PJTPH receives final information, including appraisals and other analyses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature.

Cash, Cash Equivalents and Investments in U.S. Treasury Securities—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are primarily held at two major U.S. financial institutions.

As of December 31, 2018, the Partnership had $1,248,975 representing investments in U.S. Treasury securities, which were included in Cash and Cash Equivalents.

In making an assessment of the fair value hierarchy classification of investments in U.S. Treasury securities, the Partnership considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band).

As of December 31, 2018, all U.S. Treasury securities held by the Partnership were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

During the year ended December 31, 2018, there were no transfers from Level I to Level II related to U.S. Treasury securities that were initially acquired as on-the-run and classified as Level I, but subsequently transferred to Level II as a result of becoming off-the-run. There were also no transfers between Level I, Level II or Level III during the year ended December 31, 2018.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment consist of office equipment and furniture. Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis

using estimated useful lives of three to five years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition—The services provided under contracts with customers are recorded as advisory fees. Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer.

At contract inception, the Partnership assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Partnership considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Partnership allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Partnership expects to be entitled in exchange for transferring the promised services to the customer.

The Partnership's services include a broad range of financial advisory and restructuring services, which includes providing financial advice regarding acquisitions, mergers, joint ventures, minority investments, asset swaps, divestitures, takeover defenses, corporate finance advisory, shareholder advisory, distressed sales, recapitalizations and restructurings, and other corporate transactions.

With respect to contracts for which advisory fees are recognized, the Partnership's primary performance obligation is to stand ready to perform a broad range of services the client may need over the course of the engagement. For such engagements, the customer obtains a benefit from the assurance that the Partnership is available to it, when-and-if needed or desired. Fees related to these stand-ready performance obligations are recognized over time using a time-based measure of progress.

The Partnership may also be engaged to provide a fairness opinion to the client or the client may request that the Partnership arrange interim financing. The Partnership determines that the delivery of either of these items represents a separate performance obligation that is satisfied at a point in time when the opinion or interim financing is delivered to the client as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price for advisory services, the consideration to which the Partnership expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified event. The types of fees may vary in each engagement, but payments for advisory fees are generally due promptly upon completion of a specified event or, for retainer fees, periodically over the course of the engagement.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Partnership has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

For performance obligations that are satisfied at a point in time, the Partnership has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, the Partnership considers control

to have transferred at that point because the Partnership has a present right to payment, the Partnership has transferred the output of the service and the customer has significant risks and rewards of ownership.

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

The Partnership may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Partnership may receive payment of certain fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded within other liabilities on the accompanying statement of financial condition.

The Partnership does not establish a provision for refunds or similar obligations. Additionally, the Partnership is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Partnership may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Partnership has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Partnership does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

The compensation of employees assigned to provide services to customers are direct costs of fulfilling the contract. In addition, out-of-pocket expenses may be incurred as part of fulfilling the promised services under the contract. As these costs are related to performance obligations that are satisfied over time, the costs do not meet the criteria for capitalization.

Accounts Receivable—Accounts Receivable includes advisory fees due from clients. Accounts receivable are assessed periodically for collectibility and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts—The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

After concluding that a reserved accounts receivable balance is no longer collectible, the Partnership will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors, including the age of the accounts receivable balance and the creditworthiness of the counterparty. As of December 31, 2018, the Partnership determined the allowance for doubtful accounts is $0.

Compensation and Benefits—Compensation and benefits includes salaries, cash bonuses, benefits, employer taxes and equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation cost relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Partnership is organized as a limited partnership and is treated as a disregarded entity for income tax purposes. The Parent is wholly owned by PJTPH, a partnership that is not subject to federal income tax. Accordingly, no provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PJTPH may be liable for income taxes in certain states and/or local jurisdictions.

The deferred tax asset reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

A summary of the tax effects of the temporary differences as of December 31, 2018 is as follows:

Deferred tax asset

Depreciation	$	31,723
Bad debt and other		29,328
Total	$	61,051

The Partnership recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2018, the Partnership did not have uncertain tax positions with respect to income taxes that had a material impact on the Partnership's financial statements. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Partnership is subject to possible income tax examinations by major taxing authorities for 2015 through 2018.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The Partnership adopted the guidance using the modified retrospective approach as of January 1, 2018 applied to those contracts that were not completed as of January 1, 2018. The Partnership recognized the cumulative effect of initially applying the new revenue guidance as an adjustment to the opening balance of partners' capital on the accompanying statement of financial condition.

The impact of the changes to the Partnership's statement of financial condition for the adoption of the new revenue guidance was as follows:

	December 31, 2017	Adjustments	January 1, 2018
Accounts receivable, net	$ 22,931,078	$ (2,903,207)	$ 20,027,871
Other liabilities	325,000	874,874	$ 1,199,874
Partners' capital	128,375,418	(3,778,081)	$ 124,597,337

In accordance with the new revenue guidance requirements, the disclosure of the impact of adoption on the accompanying statement of financial condition is as follows as of December 31, 2018:

| | As of December 31, 2018 | | |
	As Reported	Without Adoption of Revenue Standard	Effect of Change
Statement of Financial Condition			
Accounts receivable	37,236,767	42,036,494	(4,799,727)
Taxes payable	1,375,372	1,379,223	(3,851)
Other liabilities	7,653,881	7,472,228	181,653
Partners' capital	194,104,159	199,081,688	(4,977,529)

The change between the balances as reported under new and previous accounting guidance is primarily related to the accounting for reimbursable expenses, which were previously reported net and are now reported on a gross basis. Additionally, under the new revenue guidance, the Partnership has applied a measure of progress to certain fees that are recognized over time but were previously earned in full at the time of the revenue event.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Partnership is currently assessing the impact that adoption of this guidance will have on its financial statements.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2018:

Furniture and fixtures	$	150,027
Leasehold improvements		137,984
Computer equipment		86,446
Total		374,457
Less: accumulated depreciation		(114,302)
Net book value	$	260,155

4. GOODWILL AND INTANGIBLE ASSETS

The excess of PJTPH's preliminary purchase price over the fair value of the net assets acquired was recorded as goodwill. Goodwill included the in-place workforce, which allowed the Partnership to continue serving its existing client base, begin marketing to potential clients and avoid significant costs reproducing the workforce. PJTPH transferred a $103.7 million goodwill balance to the Partnership as of October 1, 2018.

With respect to PJTPH's accounting for the business combination, its preliminary estimate of the fair value of the intangible assets acquired, which consist of CamberView's customer relationships and trade name, is based, in part, on a valuation using an income approach. PJTPH considered, among other factors, the analyses of historical financial performance and an estimate of the future performance of the CamberView business. The risk adjusted discount rates used to compute the present value of individual intangible assets expected net cash flows were based upon PJT's estimated weighted average cost of capital. The estimated fair value ascribed to the identifiable intangible assets will be amortized on a straight-line basis over the estimated remaining useful life of each of the intangible assets over periods ranging between four to eight years.

Intangible assets consist of the following as of December 31, 2018:

Customer relationships	$	36,400,000
Trade name		4,200,000
Total intangible assets		40,600,000
Less: accumulated amortization		(1,400,000)
Intangible assets, net	$	39,200,000

The intangible assets as of December 31, 2018 are expected to amortize over a weighted-average period of 7.4 years.

5. RELATED PARTY TRANSACTIONS

The Partnership has entered into an administrative services and expense agreement with PJTPH. The Partnership reimbursed PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2018, there was a balance due to the Partnership from PJTPH of $15,543,936.

The Partnership has entered into an agreement with PJT Partners (UK) Limited ("PJT-UK") whereby PJT-UK provides certain advisory services to clients on behalf of the Partnership. As of December 31, 2018, the Partnership owed PJT-UK $9,416,236.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2018, there was a balance due from an affiliated entity of $30,707 and balances due to various affiliated entities of $733,471.

6. COMMITMENTS AND CONTINGENCIES

Litigation—From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statements of the Partnership.

Indemnification—The Partnership may enter into contracts that contain a variety of indemnification obligations. The Partnership's maximum exposure under these arrangements is not known; however, the Partnership currently expects any associated risk of loss to be insignificant. In connection with these matters, the Partnership may incur legal expenses, which are expensed as incurred.

7. CONCENTRATIONS OF CREDIT RISK

The Partnership derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

The Partnership had five clients account for approximately 56% of its accounts receivable at December 31, 2018.

8. PARTNERS' CAPITAL

For the year ended December 31, 2018, there were distributions of $115,000,000. The contribution from Parent relates to the transfer of assets and liabilities from PJTPH to the Partnership (see Note 1).

9. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2018, the Partnership had net capital of $10,586,013, which was $8,086,680 in excess of its required net capital of $2,499,333. The Partnership's aggregate indebtedness to net capital ratio was 3.54 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

10. DEFINED CONTRIBUTION PLAN

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

11. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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